May 28, 2009

Manulife Financial to Issue $1 Billion of 4.896% Notes Maturing in 2014

TORONTO – Manulife Financial Corporation (the “Company”) intends to issue $1 billion principal amount of medium term notes constituting senior indebtedness pursuant to its medium term note program.

The medium term notes, to be offered on a best efforts basis through an agency syndicate led by RBC Dominion Securities Inc. and CIBC World Markets Inc., are expected to be issued on June 2, 2009.  The notes will pay a fixed rate of 4.896 per cent until maturity on June 2, 2014. At 4.896 per cent, the notes are priced at a spread of 230 basis points over the five-year Government of Canada Bond.

The notes will be direct unsecured obligations of the Company and will rank equally with all other unsecured indebtedness of the Company that is not subordinated.  The net proceeds of the offering will be used primarily to reduce amounts outstanding under Manulife’s credit facility with Canadian chartered banks and the balance of the net proceeds will be used for general corporate purposes.

The Company intends to file in Canada a pricing supplement to its amended and restated short form base shelf prospectus dated May 8, 2009 (amending and restating its March 30, 2009 short form base shelf prospectus) and prospectus supplement dated April 21, 2009 in respect of this issue.  Details of the offering are set out in the prospectus, which will be available on the SEDAR website for the Company at www.sedar.com.

The medium term notes have not been and will not be registered in the United States under the Securities Act of 1933, as amended, and may not be offered, sold or delivered in the United States or to U. S. Persons absent registration or applicable exemption from the registration requirement of such Act.  This press release does not constitute an offer to sell or a solicitation to buy the medium term notes in the United States.

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers customers a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners.  Funds under management by Manulife Financial and its subsidiaries were Cdn$405.3 billion (US$321.7 billion) as at March 31, 2009.

Manulife Financial Corporation trades as 'MFC' on the TSX, NYSE and PSE, and under '0945' on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Media inquiries:
Laurie Lupton
416-852-7792
laurie_lupton@manulife.com

Investor Relations:
Amir Gorgi
1-800-795-9767
investor_relations@manulife.com